Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following were posted to the Twitter account of Dell Technologies Inc. between September 6, 2018 and September 9, 2018.

During Q2, we took another significant bite out of core debt while making the right business investments. DELLTechnologies Paid down approximately $2.6 billion of core debt in Q2 FY19 This post contains information related to a proposed transaction. For more info, see https;//del.to/2MTdSxc Learn about our second quarter financial results.investors.delltechnologies.com

Michael Dell comments on the company’s strong financial performance and perfect position for continued growth and innovation. “As our second quarter results indicate, Dell Technologies is perfectly positioned to grow, gain share, drive innovation and be our customers’ best,. most-trusted partner on the journey to their digital future.” This tweet contains information to a proposed transaction and forward-looking statements. For more info, see https://dell.to/2MTdSxc Learn about our second quarter financial results. tnvestors.delltechnologies.com

Revenues up 18% year over year in Q2 due to faster growth across the Dell Technologies family. Q2 GAAP revenue: $22.9 billion 18% YoY This tweet contains information related to a proposed transaction For more info. see https://dell.io/2MTdSxc- Learn about our second quarter financial results. tnvestors.delltechnologies.com

CFO Tom Sweet increased financial guidance, highlighting the company’s strong first half and confidence in continued momentum.
DELLTechnologies “Given our momentum in the first half of the fiscal year, we increased revenue, operating income and net income guidance.” - Tom Sweet, CFO, Dell Technologies This tweet contains information related to a proposed transaction. For more info, see https://dell.to/2MTdSxc. Learn about our second quarter financial results. tnvestors.delltechnologies.com

We generated $2.6B cash f low in Q2, a 45% uplift over last year. DELLTechnologies Cash flow from operations: $2.6 billion 45% YoY This tweet contains information related to a proposed transaction. For more info, see https://dell.to/2MTdSxc. Learn about our second quarter financial results. tnvestors.delltechnologies.com

•	The following were posted to the LinkedIn account of Dell Technologies Inc. between September 6, 2018 and September 9, 2018.

Dell Technologies @delltechnologies We generated $2.6B cash flow in Q2, a 45% uplift over last year. Dell Technologies cash flow from operations $2.6 billion 45% YoY 416 647 Promoted Learn about our second quarter financial results. http://investors. dell technologies.com

Dell Technologies DELL Technologies 6,454 followers Revenues up 18% year in Q2 due to Faster growth across the Dell Technologies Family. DELL Technologies Q2 GAAP revenue: $22.9 billion 18 % YoY Discover more about our second quarter financial results. http://investors.delltechnologies.com/ 111 Likes . 1 Comment Like Comment Share LINKEDIN SPONSORED UPDATE

Dell Technologies 6,454 followers Michael Dell comments on the company’s strong financial performance and perfect position for continued growth and Dell Technologies “As our second quarter results indicate, Dell Technologies is perfectly positioned to grow, gain share, drive innovation and be our customer’s best, most-trusted partner on the journey to their digital future.” Michael Dell Chairman and CEO, Dell Technologies. Learn more about our second quarter financial results. http://investors delltechnologies.com/ 111 likes 1 Comment Like Comment Share LINKEDIN SPONSERED UPDATE

Dell Technologies DELL Technologies 6,454 followers CFO Tom Sweet increased financial guidance, highlighting the company’s strong first half and confidence in continued momentum. DELL Technologies “Given our momentum in the first half of the fiscal year, we increased revenue, operating income and net income guidance.” Tom Sweet. CFO Dell Technologies. Discover more about our second quarter financial results. http://inverstors.delltechnologies.com111 Like . 1 Comment Like Comment Share LINKEDIN SPONSORED UPDATE

Dell Technologies 6,454 follows During Q2, we made another significant reducton in core debt while making the right business investments. Paid down approximately $2.6 billion of core debt in Q2 FY19 Discover more about our second quarter financial results. http://investors.delltechnologies.com/ 111 Likes 1 comment Like Comment Share LINKEDIN SPONSORED UPDATE

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.